THEODOR HENNIG PROFESSIONAL CORPORATION
70 SIGNATURE HEIGHTS S.W.,CALGARY, ALBERTA, T3H 3C1
PHONE: (403) 261-2929 FAX: (403) 217-9765 CELL 660-5063
E-mail:THJR@SHAW.CA

OCTOBER 1, 2007

CONSULTING AGREEMENT BETWEEN:

THEODOR HENNIG PROFESSIONAL CORPORATION ("THPC") AND;

GLOBETECH ENVIRONMENTAL, INC ("GLOBETECH").

GLOBETECH WISHES TO ENGAGE THE SERVICES OF THPC UNDER THE FOLLOWING TERMS AND CONDITIONS:

1. THPC TO PROVIDE SENIOR MANAGEMENT/ACCOUNTING/TAX SERVICES AND FINANCIAL ADVICE AS DIRECTED AND REQUIRED BY GLOBETECH. THPC WILL BE PERFORMING THE CFO AND CORPORATE SECRETARY POSITIONS FOR GLOBETECH ON A CONSULTING BASIS.

2. TERM WILL BE FOR (15) FIFTEEN MONTHS COMMENCING OCTOBER 1, 2007.

3. THPC CAN TERMINATE THIS AGREEMENT UPON PROVISION OF 90 DAYS WRITTEN NOTICE TO GLOBETECH.

4. GLOBETECH CAN TERMINATE THIS AGREEMENT FOR CAUSE AT ANY TIME WITHOUT PAYMENT OF ANY COMPENSATION EITHER BY WAY OF ANTICIPATED EARNINGS OR DAMAGES OF ANY KIND, SUBJECT TO THE LAWS OF ALBERTA.

5. GLOBETECH CAN TERMINATE THIS AGREEMENT WITHOUT CAUSE AT ANY TIME, AND SHALL PAY TO THPC IN THE FIRST YEAR OF THIS AGREEMENT, A LUMP SUM EQUAL TO TWELVE MONTHS FEES, INCLUDING USUAL EXPENSES AND BENEFITS. IN THE SUBSEQUENT YEAR OF THIS AGREEMENT, THE LUMP SUM SHALL BE SIX MONTHS FEES IN LIEU OF NOTICE.

6. THE TERM CAN BE EXTENDED UPON THE MUTUAL WRITTEN AGREEMENT OF BOTH PARTIES.

7. THPC WILL BE PAID A MONTHLY CONSULTING FEE OF CDN$10,000 (CDN$120,000/ANNUM) PLUS APPLICABLE GST AND REIMBURSED APPROVED EXPENSES DUE AND PAYABLE UPON RENDERING OF AN INVOICE. THE FIRST MONTHS FEE INCLUDING GST WILL BE DUE AND PAYABLE UPON SIGNING OF THIS AGREEMENT. THPC WILL PROVIDE A MINUMUM OF 47 WEEKS SERVICE PER ANNUM UNDER THE TERMS OF THIS AGREEMENT.

8. THPC WILL BE ENTITLED TO RECEIVE AN ANNUAL BONUS EQUAL TO 2% OF EBITDA CALCULATED AND PAID QUARTERLY.

9. THE SERVICES DESCRIBED HEREIN WILL BE PERFORMED AT GLOBETECH'S CALGARY PREMISES.

10. THPC WILL PROVIDE A COMPUTOR AND SOFTWARE NECESSARY TO SATISFY ITS OBLIGATIONS UNDER THIS AGREEMENT.

11. THE PARTIES HEREIN AGREE TO RESOLVE ANY DISPUTES THROUGH BINDING ARBITRATION.

THEODOR HENNIG PROFESSIONAL CORPORATION



THEODOR HENNIG, C.A., PRESIDENT

READ UNDERSTOOD AND ACCEPTED THIS 1ST DAY OF OCTOBER, 2007.



DONALD L. SAMPSON, CHIEF EXECUTIVE OFFICER